June 24, 2013

VIA EDGAR

Peggy Kim, Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Sprott Resource Lending Corp.

Schedule 13E-3 filed May 31, 2013 and Schedule 13E-3/A filed June 19, 2013

File No. 5-39844

Dear Ms. Kim:

Sprott Resource Lending Corp., a corporation existing under the Canada Business Corporations Act (the “Company”), Sprott Inc., a corporation existing under the Business Corporations Act (Ontario) (“Sprott”) and the parent corporation to 8520038 Canada Inc. (“Sprott Holdco”), Sprott Holdco, a corporation existing under the Canada Business Corporations Act and Peter Grosskopf, Chief Executive Officer of the Company and Sprott have filed Amendment No. 2 (the “Amendment”) to the Company’s Rule 13e-3 Transaction Statement on Schedule 13E-3 (File No. 005-39844) that was originally filed with the Securities and Exchange Commission on May 31, 2013 and amended on June 19, 2013. This letter sets forth our responses to comments received from the staff of the Division of Corporation Finance of the Commission by letter dated June 21, 2013. For convenience of reference, each response is prefaced by the text of the staff’s corresponding comment in bold text. References to the “Information Circular” are to the amended and restated information circular dated June 24, 2013, which has been filed with the Amendment as Exhibit (a)(1). For your convenience, page numbers referenced herein are to the blacklined version of the Information Circular provided to the staff supplementally.

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Peggy Kim, Special Counsel

United States Securities and Exchange Commission

June 24, 2013

Schedule 13E-3

1.	Comment: We note your response to comment two in our letter dated June 13, 2013; however, we reissue our comment. Please note that as a “shell document,” the Schedule 13E-3 must incorporate by reference the information contained in the information circular in answer to the items of Schedule 13E-3. Please revise so that the information disclosed under the items of the Schedule 13E-3 appears in the information circular and is incorporated by reference in the Schedule 13E-3.

Response: In the Amendment, the Company has restated each item of Schedule 13E-3 and each cross reference relating to the disclosure required hereunder. The Company believes that all information disclosed under the items of the Schedule 13E-3 appears in the Information Circular and is incorporated by reference in the Schedule 13E-3.

Information Circular

2.	Comment: Please revise to include the new date for the meeting, or include a place saver for the meeting date. Please also confirm that you will redisseminate the information circular. Please refer to Rule 13e-3(f)(1)(i)(A) and (B).

Response: The Company has included a place saver for the meeting date in the Information Circular. The Company intends to fill in the rescheduled meeting date in the amended and restated information circular that is mailed to shareholders in advance of the rescheduled meeting.

3.	Comment: For SRLC, Sprott and Sprott Holdco, please revise to include all of the information required by Items 1003(c), 1005(a) and 1008 of Regulation M-A for each officer, director and control person. Refer to Instruction C to Schedule 13E-3.

Response: The Company has revised the disclosure on pages 105, 106, 117 through 119, and 126 through 131 of the Information Circular in response to this staff comment. The Company believes that all disclosure required by Items 1003(c), 1005(a), and 1008 may be found under the headings incorporated by cross-reference under Items 3(a), 5(a), and 11 of the Amendment.

Summary Term Sheet, page 1

Parties to the Arrangement , page 1

4.	Comment: Please revise the summary term sheet to include the full legal names for Sprott and Sprott Holdco. We note that you already include the definitions in Appendix A.

Response: The Company has revised the disclosure on page 1 of the Information Circular in response to this staff comment.

Peggy Kim, Special Counsel

United States Securities and Exchange Commission

June 24, 2013

Interests of SLRC Directors and Officers in the Arrangement, page 3

5.	Comment: We note your response to comment five in our letter dated June 13, 2013. Please revise the second bullet point to quantify the aggregate cash payment for options. Please revise to include a bullet point which quantifies the cash to be received for shares of SRLC stock under the arrangement.

Response: The Company has revised the disclosure on pages 4 and 51 of the Information Circular in response to this staff comment.

Special Factors, page 6

Purposes, Alternatives, and Reasons, page 6

6.	Comment: Please refer to the second bullet point. Please revise to further describe the complications with an unaffiliated third party acquiring SRLC.

Response: The Company has revised the disclosure on page 7 of the Information Circular in response to this staff comment.

7.	Comment: Please refer to the fifth bullet point. Please revise to describe why the arrangement was “the most efficient available upstream transaction with Sprott.”

Response: The Company has revised the disclosure on page 8 of the Information Circular in response to this staff comment.

Effects of the Transaction, page 6

8.	Comment: Please revise to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act, require of public companies, and the reporting obligations for directors, officers and principal security holders of public companies.

Response: The Company has revised the disclosure on page 9 of the Information Circular in response to this staff comment. The Company supplementally notes that as a foreign private issuer, its securities are already exempt from Sections 14(a), 14(b), 14(c), 14(f) of the Exchange Act of 1934, as amended (the “Act”), and the reporting obligations for directors, officers, and principal security holders under Section 16 of such Act.

Peggy Kim, Special Counsel

United States Securities and Exchange Commission

June 24, 2013

Background to the Arrangement, page 18

9.	Comment: We note your response to comment 15 in our letter dated June 13, 2013. Please revise to identify the members of SRLC or Sprott management at the meetings dated June 14, 2013, September 24, 2012, during the fall of 2012, February 19, 2013, March 29, 2013, and April 2 and 3, 2013. Please revise to identify any legal counsel and advisors for Sprott, Sprott Holdco, SRLC, the Special Committee, or Mr. Grosskopf. For example, we note that Sprott’s advisors attended the meetings on February 19, 2013 and April 3, 2013. Further, please identify the party that Stikeman Elliott represents. In addition, please revise the background section to identify who the Interested Directors are.

Response: The Company has revised the disclosure on pages 23 through 27 of the Information Circular in response to this staff comment.

10.	Comment: We note your response to comment 18 in our letter dated June 13, 2013. Please revise to include the substance of your response in the background discussion regarding the proposed consideration.

Response: The Company has revised the disclosure on page 25 of the Information Circular in response to this staff comment.

Recommendation of the Board of Directors, page 22

11.	Comment: We note your response to comment 19 in our letter dated June 13, 2013. Further, we note the revised disclosure that each of Sprott, Mr. Grosskopf and Sprott Holdco has expressly adopted the fairness determination of the board. Please also describe the factors considered by each of Sprott, Mr. Grosskopf and Sprott Holdco in determining fairness or if true, revise to state that each also adopts the analysis of the board. Refer to Item 1014(b) of Regulation M-A.

Response: The Company has revised the disclosure on pages 2,11, and 28 of the Information Circular in response to this staff comment.

Fairness Opinion, page 26

12.	Comment: Please revise to ensure that the reasons for selecting particular multiple ranges are described under the Comparable Trading Analysis and Precedent Transaction Analysis.

Response: The Company has revised the disclosure on pages 42, 43, and 45 of the Information Circular in response to this staff comment.

Peggy Kim, Special Counsel

United States Securities and Exchange Commission

June 24, 2013

Principal and Beneficial Holders of SRLC Shares, page 31

13.	Comment: Please revise to present the beneficial ownership table separately from the table describing the affiliate interest in net book value and net income. In addition, please revise to include the total number of Sprott shares being used to estimate the beneficial ownership percentage information after the arrangement.

Response: The Company has revised the disclosure on pages 53 through 55 of the Information Circular in response to this staff comment.

Additional Information, page 99

14.	Comment: We note your response to comment 25 in our letter dated June 13, 2013; however, we reissue our comment. Please revise to refer to the specific SEC filing and filing date for each document incorporated by reference so that security holders may better locate the information. In this regard, we note that much of the information was filed with SRLC’s most recent Form 40-F and the Form 6-K filed on May 9, 2013; however, we are unable to locate the SEC filing that includes the “material change report” dated May 16, 2013.

Response: The Company has revised the disclosure on page 132 of the Information Circular in response to this staff comment.

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The Company, Sprott, Sprott Holdco and Mr. Grosskopf acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the Rule 13e-3 Transaction Statement on Schedule 13E-3 (File No. 005-39844); (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (File No. 005-39844); and (iii) they may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please feel free to contact Charles Cotter, who can be reached at (303) 473-2735.

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Peggy Kim, Special Counsel

United States Securities and Exchange Commission

June 24, 2013

Very truly yours,

SPROTT RESOURCE LENDING CORP.

By:	/s/ Narinder Nagra
Narinder Nagra
President and Chief Operating Officer

SPROTT INC.

By:	/s/ Steven Rostowsky
Steven Rostowsky
Chief Financial Officer

8520038 CANADA INC.

By:	/s/ Arthur Einav
Arthur Einav
Director and President

PETER GROSSKOPF

/s/ Peter Grosskopf
Peter Grosskopf

Enclosures